

Mail Stop 7010

March 28, 2007

Mr. Robert F. Schneider
Kimball International, Inc.
1600 Royal Street
Jasper, Indiana 47549-1001

     RE: Kimball International, Inc.
              Form 10-K for the fiscal year ended June 30, 2006
              Filed August 23, 2006
              File # 0-3279

Dear Mr. Schneider:

We have reviewed your response letter dated March 19, 2007 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the fiscal year ended June 30, 2006

Note 14. Segment and Geographic Area Information, page 62

1. We have reviewed your response to our prior comment one in our letter dated March 7, 2007, including the internal reports that you have supplementally provided to us. We note that your components:

   - Engage in business activities from which they earn revenues and incur expenses,
   - Have their operating results regularly reviewed on a detailed level by your CODM, and
   - Have discrete financial information.

   Therefore, we believe that your components constitute operating segments since they have met each of the requirements in paragraph 10 of SFAS 131. As a result, please provide us with a comprehensive analysis of how these operating segments can be aggregated into reporting segments given each of the criteria outlined in paragraph 17 of SFAS 131.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747 or, in her absence, to the undersigned at (202) 551-3768.
.

Sincerely,

John Cash
Accounting Branch Chief